Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year ended December 31,				Nine months ended
	2004(*)	2005(**)	2006	2007	2008	September 30, 2009
	(in thousands, except for ratio)
Earnings
Income (loss) before income taxes	$(7,262)	$10,474	$(41,010)	$(2,071)	$53,209	$83,906

Additions:
Total fixed charges (see below)	—	34,161	61,262	65,238	63,574	49,444

Subtractions:
Interest capitalized	—	—	3,769	1,309	—	—

Earnings as adjusted	$(7,262)	$44,635	$16,483	$61,858	$116,783	$133,350

Fixed Charges:
Interest on indebtedness, expensed or capitalized	$—	$3,570	$13,863	$24,035	$19,289	$14,189
Amortization of debt expense and accretion of convertible debt	—	5,460	3,613	1,475	1,367	971
Portion of rental expense representative of the interest factor	—	25,131	43,786	39,728	42,918	34,284

Total fixed charges	$—	$34,161	$61,262	$65,238	$63,574	$49,444

Ratio of earnings to fixed charges	—	1.31	—	—	1.84	2.70

Coverage deficiency	$7,262	$—	$44,779	$3,380	$—	$—

(*)	Includes only the deconsolidated results of operations of Hawaiian Holdings, Inc. for the entire period presented.

(**)

Includes the deconsolidated results of operations of Hawaiian Holdings, Inc. from January 1, 2005 through June 1, 2005, and the consolidated results of operations of Hawaiian Holdings, Inc. and Hawaiian Airlines, Inc. from June 2, 2005 through December 31, 2005.